

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2020

Geoffrey Selzer
Chief Executive Officer
Resonate Blends, Inc.
26565 Agoura Road, Suite 200
Calabasas, CA 91302

> **Re: Resonate Blends, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 28, 2020**
> **File No. 000-21202**

Dear Mr. Selzer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Information Statement on Schedule 14C

Approval of the Stock Sale, page 4

1. Please provide the financial statement information required by Item 14(c) of Schedule 14A. We refer to Resonate Blends, Inc.'s audited financial statements for each of the two most recent fiscal years and the unaudited financial statements of the business to be disposed, Textmunications, Inc., for the same periods.

2. According to your Form 8-K filed on May 27, 2020, Mr. Asefi agreed to transfer 2,000,000 shares of Series C Preferred Stock to Mr. Selzer, as part of the Separation Agreement and Release, in exchange for future cash payments from Resonate Blends, Inc. Please prominently disclose that this transfer of Series C Preferred Stock resulted in a change of control that provides Mr. Selzer majority voting power across all classes of voting securities. Your disclosures should also clarify the related party nature of the transaction where Mr. Selzer received these shares and voting control in his personal capacity, but the consideration for such shares will be paid by Resonate Blends, Inc.

<u>Pricing Analysis, page 9</u>

3.   You refer to the TransWorld Business Advisors ("TransWorld") pricing analysis report as a fairness opinion throughout your information statement. However, it appears the TransWorld report is a pricing analysis or valuation report that does not opine on the fairness of the consideration offered for the Textmunication, Inc. subsidiary. Please revise your information statement clarifying the nature and scope of the TransWorld report. Please also provide the disclosures required by Items 1015(b)(4) and (6) of Regulation M-A with respect to the TransWorld report.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Edwin Kim, Staff Attorney, at (202) 551-3297 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Scott Doney, Esq.